Independent Accountants Report

The Board of Directors of
BNY Mellon Investment Funds II, Inc.:

We have examined management of BNY Mellon Investment Funds II,
Inc.s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon Global Emerging Markets
Fund (the Fund), a series of BNY Mellon Investment Funds II, Inc., complied with the requirements of subsections (b) and (c) of Rule 17f-
2 under the Investment Company Act of 1940 (the Act) (the specified requirements) as of October 31, 2025. BNY Mellon Investment Funds
II Inc.s management is responsible for its assertion. Our responsibility is to express an opinion on managements assertion about the Funds compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether managements assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether managements assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of managements assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of October 31, 2025, and with respect to agreement of security purchases and sales or maturities, for the period from May 31, 2025 (the date of the Funds last examination), through October 31, 2025:

1.	Count and inspection of all securities (if any) located in the vault of The
Bank of New York Mellon Corporation in 570 Washington Blvd, Jersey
City, NJ 07310;

2.	Confirmation with the Custodian of all securities held, hypothecated, pledged or placed in escrow or out for transfer with brokers, pledgees, or transfer agents, if any;

3.	Obtained the Custodian reconciliation of security positions held by institutions in book entry form (e.g., the Federal Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Funds securities per the books and records of the
Fund to those of the Custodian;

5.	Agreement of pending purchase and sale activity for the
Fund as of October 31, 2025, if any, to documentation of corresponding subsequent bank statements;

6.	Agreement of five security purchases and five security sales or maturities, since the date of the last examination, from the books and records of each Fund to corresponding bank statements;

7.	Confirmation of all repurchase agreements with broker(s)/bank(s)
and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian records, if any;

8.	Review of the BNY Asset Servicing Custody and Securities Lending
Services Service Organization Control Report (SOC 1 Report) for the period October 1, 2024 September 30, 2025 and noted no relevant findings were reported in the areas of Asset Custody and Trade
Settlement.

Our examination does not provide a legal determination on the Funds compliance with specified requirements. In our opinion, management's assertion that the Fund complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2025, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of BNY Mellon Investment Funds II, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


New York, New York
March 2, 2026




March 2, 2026
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

We, as members of management of BNY Mellon Global Emerging
Markets Fund (the Fund), a series of BNY Mellon Investment Funds II, Inc., is responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2025, and from May 31, 2025 (the date of the Funds last examination) through October 31, 2025.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2025, and from
May 31, 2025 (the date of the Funds last examination) through October
31, 2025, with respect to securities reflected in the investment accounts of the Fund.


BNY Mellon Investment Funds II, Inc.




Jim Windels
Treasurer